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                                  Exhibit 99.4

                               FIRST AMENDMENT TO
                              EMPLOYMENT AGREEMENT

         Reference is hereby made to that certain Employment Agreement dated as of September 19, 1997 (the "Employment Agreement"), by and between AmVestors Financial Corporation ("AmVestors"), American Investors Life Insurance Company, Inc., AmVestors Investment Group, Inc. and American Investors Sales Group, Inc., all Kansas corporations (collectively, the "Companies") and Mark V. Heitz, an individual ("Mr. Heitz"). AmerUs Life Holdings, Inc., an Iowa corporation ("ALH"), joined the Employment Agreement for the purposes set forth therein. This First Amendment to Employment Agreement (this "Amendment") is made and entered into by and among the Companies, Mr. Heitz and ALH and shall amend and supplement the Employment Agreement as set forth below. In the event of any inconsistency between the Employment Agreement and this Amendment, this Amendment shall govern. Terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Employment Agreement.

         In consideration of the promises and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Companies, Mr. Heitz and ALH hereby agree as follows:

         1. The Employment Agreement shall amended by inserting the following provision as a new Paragraph 3.1 thereof:

         "3.1.    Special Change of Control Provisions.

                  a.       Termination of Employment by Mr. Heitz for Good
         Cause.

                           (i) If the employment of Mr. Heitz is terminated by
                  Mr. Heitz for Good Cause (as that term is defined in Paragraph 3.1.g hereof), Mr. Heitz shall be entitled to the severance payment described in Paragraph 3.1.c hereof and the benefits described in Paragraph 3.1.d hereof.

                           (ii) Any offer of Comparable Employment (as that term
                  is defined in Paragraph 3.1.g hereof) following a Change of Control (as that term is defined in Paragraph 3.1.g hereof) shall remain open for at least fifteen (15) days after such offer is extended to Mr. Heitz. If Mr. Heitz does not accept an offer of Comparable Employment following a Change in Control within fifteen (15) days after it is offered, all rights of Mr. Heitz under this Agreement shall cease.

                           (iii) If Mr. Heitz timely accepts an offer of
                  Comparable Employment following a Change in Control and if within two (2) years following the date such offer of Comparable Employment is accepted either (i) the employment of Mr. Heitz is terminated by AmVestors without cause (as such term is described in Paragraph 3.b hereof) or (ii) a Material Event (as that term is defined in Paragraph 3.1.g hereof) occurs and Mr. Heitz elects to terminate his employment with AmVestors (which will also be considered a termination of employment by


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                  Mr. Heitz for Good Cause for purposes hereof), then Mr. Heitz shall be entitled to the severance payment described in Paragraph 3.1.c hereof and the benefits described in Paragraph 3.1.d hereof.

                  b. Termination of Employment by AmVestors Following Change in Control. If the employment of Mr. Heitz is terminated by AmVestors following a Change in Control, and such termination is not for cause as described in Paragraph 3.b hereof, Mr. Heitz shall be entitled to the severance payment described in Paragraph 3.1.c hereof and the benefits described in Paragraph 3.1.d hereof; provided, however, that if Mr. Heitz accepts an offer of Comparable Employment, the provisions of Paragraph 3.1.a(iii) shall apply rather than this Paragraph 3.1.b.

                  c. Severance Payment. In the event the employment of Mr. Heitz is terminated by Mr. Heitz for Good Cause as described in Paragraph 3.1.a(i) or by AmVestors following a Change of Control as described in Paragraph 3.1.b hereof, AmVestors shall pay to Mr. Heitz the following severance payment, which shall be paid in a lump sum within thirty-five
         (35) days following the Termination Date (as that term is defined in Paragraph 3.1.g hereof):

                           (i) Any amount of Mr. Heitz's Base Compensation
                  earned but unpaid through the Termination Date; and

                           (ii) In lieu of any further salary, bonus,
                  compensation or other payments of any kind to Mr. Heitz for periods after the Termination Date, an amount equal to:

                                    (a) the sum of:

                                            (A) Mr. Heitz's Base Compensation,
                                    plus

                                            (B) the greater of (I) the amount of
                                    Mr. Heitz's bonuses (whether in cash, stock or otherwise) under the AmerUs Group Management Incentive Plan, the AmerUs Group MIP Deferral Plan and any similar or successor plans providing bonuses on deferred compensation during the twelve (12) months immediately preceding the Termination Date (including any portion of such bonuses that were deferred by Mr. Heitz, but not including any employer match on any such deferred amount); (II) the amount of such bonuses (as described in clause (I)) during the twenty-four (24) months immediately preceding the Termination Date divided by the number two (2); or (III) the amount of the bonuses (as described in clause (A)) that would have been paid during the twenty-four (24) months immediately preceding the Termination Date if the Plan Target Level (as defined by the Plans) had been achieved divided by the number two (2);

                                    (b) multiplied by the number two (2); and


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                           (iii) An amount equal to the contributions from
                  AmVestors Mr. Heitz would have otherwise been entitled to under the Plans if Mr. Heitz had remained an employee of AmVestors until and including December 31 of the calendar year in which Mr. Heitz's employment terminates and Mr. Heitz had earned the amounts set forth in Section 3.1.c(ii) above through said December 31st;

         provided, however, if Section 280G(a) of the Internal Revenue Code of 1986, as amended (the "Code"), is applicable, amount of all payments made under this Agreement shall be limited to the extent necessary so that, within the meaning of Section 280G(b)(2)(A)(ii) of the Code, the aggregate present value of the payments in the nature of compensation to (or for the benefit of) Mr. Heitz which are contingent on a Change of Control (with a Change of Control for this purpose being defined in terms of a "change" described in either Section 280G(b)(2)(A)(i)(I) or
         (II) of the Code) are limited to an amount equal to 2.999 multiplied by the "base amount," as such term is defined in Section 280G(b)(3) of the Code.

                  d. Continued Benefits. In the event the employment of Mr. Heitz is terminated by Mr. Heitz for Good Cause as described in Paragraph 3.1.a(i) hereof or by AmVestors following a Change of Control as described in Paragraph 3.1.b hereof, AmVestors shall continue to provide to Mr. Heitz the benefits described in this Paragraph 3.1.d. AmVestors shall maintain in full force and effect, for the benefit of Mr. Heitz for two (2) years after the Termination Date, all employee welfare benefit plans and programs or arrangements in which Mr. Heitz was entitled to participate immediately prior to the Termination Date; provided, however, that Mr. Heitz's continued participation is possible under the general terms and provisions of such plans, programs and arrangements. In the event that Mr. Heitz's continued participation in any such plan, program or arrangement is not possible, AmVestors shall arrange to provide Mr. Heitz with substantially equivalent benefits. At the end of the period of coverage, Mr. Heitz shall have the option to have assigned to Mr. Heitz at no cost and with no apportionment of prepaid premiums any assignable insurance policy owned by AmVestors and relating specifically to Mr. Heitz. Notwithstanding the foregoing, Mr. Heitz's period of continued coverage under any such plan, program or arrangement (or any Companies-arranged provision of such benefits) shall terminate as of the date Mr. Heitz becomes eligible to participate in a similar plan, program or arrangement of another employer. Mr. Heitz shall be deemed to be "eligible to participate" for this purpose even if Mr. Heitz is required to pay an employee premium and even if the new plan, program or arrangement imposes preexisting condition limitations or restrictions. In addition, Mr. Heitz shall be fully vested in all of his account in the All*AmerUs Savings & Retirement Plan and the All*AmerUs Supplemental Executive Retirement Plan.

                  e. No Mitigation. Mr. Heitz shall not be required to mitigate the amount of any severance payment or continued benefits by seeking other employment or otherwise, nor shall the amount of any severance payment or continued benefits (other than the earlier termination of certain employee benefits as described in Paragraph 3.1.d hereof) be reduced by any compensation earned by Mr. Heitz as a result of employment by another employer after termination of this Agreement or otherwise. AmVestors' obligation to pay Mr. Heitz the compensation and make the arrangements provided herein shall be absolute and unconditional and, following any Change in Control, shall not be

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         affected by any circumstances, including without limitation any set-off
         (except as provided in Paragraph 3.1.f hereof), counterclaim, recoupment, defense or other rights which AmVestors may have. Except as otherwise provided herein, all amounts payable by AmVestors shall be paid without notice or demand.

                  f. Any termination of the employment of Mr. Heitz shall be communicated by a Notice of Termination to the other party hereto. If there is any dispute or controversy under this Agreement with respect to Mr. Heitz's entitlement to the severance payment described in Paragraph 3.1.c hereof) or the benefits described in Paragraph 3.1.d hereof, or the amount of same, except in the event of a termination for cause by AmVestors, AmVestors shall continue to pay Mr. Heitz the full compensation and benefits in effect when the Notice of Termination was given (including without limitation Base Compensation and payments under any bonus and incentive plans in which Mr. Heitz participates), until the earlier of the date when the dispute is finally resolved or twelve (12) months from the date when the Notice of Termination was given. Amounts paid under the preceding sentence shall be offset against and shall reduce any other amounts due under this Agreement, including any severance payment or benefits and any arbitration award under Paragraph 13 hereof.

                  g. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

                           (i) "Affiliated Company" shall mean with respect to
                  any Person, any Person which, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such entity; provided, however, that any Person which owns directly or indirectly ten percent (10%) or more of the securities having ordinary voting power for the election of directors or any other governing body of a corporation or ten percent (10%) or more of the partnership or other ownership interests of any other Person (other than as a limited partner of such Person) will be deemed to control such Person.

                           (ii) "AMHC" shall mean American Mutual Holding
                  Company.

                           (iii) "Base Compensation" shall mean the greater of
                  (i) the semi-monthly salary paid to Mr. Heitz by AmVestors which was in effect immediately prior to the Termination Date or (ii) the semi-monthly salary paid to Mr. Heitz by AmVestors which was in effect prior to any reduction thereof made without the written consent of Mr. Heitz, in either case multiplied by twenty-four (24).

                           (iv) "Change of Control" shall mean any Transaction
                  or series of Transactions involving AmVestors or any Affiliated Company of AmVestors which results in either (i) AMHC not directly or indirectly owning or controlling shares of stock of ALH sufficient to cast a majority of the votes necessary to elect members of the Board of Directors of ALH ("Voting Control"); (ii) the individuals who, prior to such Transaction, constituted the board of directors of AMHC ceasing to constitute at least a majority thereof, unless the election, or the nomination for election of each director of AMHC for a period of two (2) years



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                  following the consummation of such Transaction was approved by a vote of at least two-thirds of the directors of AMHC then still in office who were directors of AMHC prior to such Transaction; (iii) the individuals who, prior to such Transaction, constituted the board of directors of ALH ceasing to constitute at least a majority thereof, unless the election, or the nomination for election of each director of ALH for a period of two (2) years following the consummation of such Transaction was approved by a vote of at least two-thirds of the directors of ALH then still in office who were directors of ALH prior to such Transaction; or (iv) the acquisition by any Person other than AMHC or its subsidiaries of the beneficial ownership, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of more than twenty-five percent (25%) of the shares of stock of ALH which are entitled to elect the board of directors of ALH at any time that AMHC does not have beneficial ownership of the Voting Control of ALH; provided, however, that in the case of (i), (ii) and
                  (iii), a Transaction which is a Demutualization shall not constitute a Change of Control if the directors elected or nominated for election to either AMHC's or ALH's respective board of directors by AMHC's or ALH's respective stockholders following the Demutualization were the directors of AMHC or ALH, respectively, prior to such Demutualization, or if the election, or the nomination for election, by AMHC's or ALH's respective stockholders, of each director of AMHC or ALH, respectively, for a period of two (2) years following the consummation of such Demutualization was approved by a vote of at least two-thirds of the directors of AMHC or ALH then still in office who were the respective directors of AMHC or ALH prior to such Demutualization.

                           (v) "Comparable Employment" shall mean employment
                  with AmVestors, an Affiliated Company thereof or a third party involved in any Change of Control on terms and conditions (including without limitation geographic location) which in the aggregate are at least substantially comparable to the terms and conditions of employment prevailing with respect to Mr. Heitz immediately preceding a Change of Control.

                           (vi) "Demutualization" shall mean any transaction in
                  which more than fifty percent (50%) of the assets of AMHC are
                  (i) distributed or otherwise transferred to the members of AMHC or (ii) are offered to the members of AMHC.

                           (vii) "Good Cause" shall mean the occurrence of both
                  (i) a Change of Control without Mr. Heitz being offered Comparable Employment and (ii) a Material Event.

                           (viii) "Material Event" shall mean the occurrence of
                  any one of the following events following a Change of Control without Mr. Heitz's express written consent:

                                    (a) The assignment to Mr. Heitz of duties
                           substantially inconsistent with Mr. Heitz's position, duties, responsibility or status with AmVestors or a substantial reduction of Mr. Heitz's duties or

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                           responsibilities, as compared with Mr. Heitz's duties
                           or responsibilities prior to such reduction, or any removal of Mr. Heitz from, or any failure to re-elect Mr. Heitz to, the position Mr. Heitz held at the time of such removal or failure to re-elect, except in connection with termination of employment for cause; or

                                    (b) A reduction in the amount of Mr. Heitz's
                           Base Compensation, a material reduction in payments received by Mr. Heitz under any bonus or incentive plans in which Mr. Heitz participates or a material reduction in any other employee perquisites to which Mr. Heitz is entitled; or

                                    (c) The relocation of Mr. Heitz's principal
                           office to a location more than thirty-five (35) miles from the location of such office immediately prior to such relocation; or

                                    (d) Any material breach by AmVestors of any
                           of the provisions of this Agreement.

                           (viii) "Notice of Termination" shall mean written
                   notice of the termination of the employment of Mr. Heitz.

                           (ix) "Person" shall mean an individual, corporation,
                   partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

                           (x) "Plans" shall mean, collectively, the All*AmerUs
                  Savings & Retirement Plan, the All*AmerUs Supplemental Executive Retirement Plan, the All*AmerUs Excess Benefit Plan, the Interim Benefit Supplement, any trust agreements related to the foregoing and any successor plans.

                           (xi) "Termination Date" shall mean the date on which
                  the employment of Mr. Heitz with AmVestors terminates.

                           (xii) "Transaction" shall mean any merger,
                  consolidation, tender or exchange offer, dissolution, liquidation, sale or exchange of stock, business combination, sale or exchange of all or substantially all assets, demutualization or other similar transaction or combination of the foregoing by or between persons who were not under common control prior to such transaction."

         2. The Employment Agreement shall be amended by deleting Paragraph 12 thereof and inserting in lieu thereof the following eight new provisions as Paragraphs 12, 13, 14, 15, 16, 17, 18 and 19 thereof:



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                  "12.     Indemnification.

                           a. AmVestors shall pay, and indemnify Mr. Heitz
                  against, all costs and expenses, including without limitation the fees and expenses of attorneys, arbitrators, experts and witnesses, incurred by or on behalf of Employee in connection with any arbitration or legal claim or proceeding arising from this Agreement or the interpretation thereof, to the extent that Employee is successful, on the merits or otherwise, in any such claim or proceeding. If Employee is not wholly successful in such claim or proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such claim or proceeding, then AmVestors shall indemnify Employee against all such costs and expenses incurred by Employee or on Employee's behalf in connection with each successfully resolved claim, issue or matter.

                           b. AmVestors shall advance all such costs and
                  expenses incurred by or on behalf of Employee in connection with any such claim or proceeding referred to in Section 9.a. hereof within twenty (20) days after receipt by AmVestors of a statement or statements from Employee requesting such advance or advances, whether prior to or after final disposition of such claim or proceeding. Such statement or statements shall reasonably evidence the costs and expenses incurred by Employee and shall be preceded or accompanied by an undertaking by or on behalf of Employee to repay any costs and expenses advanced if it shall ultimately be determined that Employee is not entitled to be indemnified against such costs and expenses and, furthermore, if Employee fails to repay any costs and expenses that are advanced, then such amounts shall be offset against and shall reduce any other amounts due to Employee under this Agreement.

                  13. Arbitration. Any dispute, disagreement or other question arising from this Agreement or the interpretation thereof shall be settled by arbitration in accordance with the commercial rules then in effect of the American Arbitration Association, except that the arbitrator(s) shall be selected in accordance with the following procedure: such dispute, disagreement or other question shall be referred to and decided by a single arbitrator if the parties can agree upon one within fifteen (15) days after either of the parties shall notify the other, as provided in Paragraph 3.1.f of this Agreement, that it wishes to avail itself of the provisions of this Paragraph 13; otherwise, such dispute, disagreement or other question shall be referred to and decided by three arbitrators, one to be appointed by AmVestors and one to be appointed by Mr. Heitz, each such appointment to be made within ten (10) days after the expiration of the fifteen
         (15) day period referred to above, and the third arbitrator to be appointed by the first two arbitrators within twenty (20) days after the expiration of such ten (10) day period. If the first two arbitrators cannot reach agreement on the third arbitrator within said twenty (20) day period, the third arbitrator shall be an impartial arbitrator appointed by the President of the American Arbitration Association within thirty (30) days after the expiration of said twenty
         (20) day period. Hearings of the arbitrator(s) shall be held in Topeka, Kansas, unless the parties agree otherwise. Judgment upon an award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction, including courts in the State of Kansas. Any award so rendered shall be final and binding upon the parties



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         hereto. Except as otherwise provided in Paragraph 12 hereof all costs and expenses of the arbitrator(s) shall be paid as determined by such arbitrator(s), and all costs and expenses of experts, witnesses and other persons retained by the parties shall be borne by them respectively.

                  14. End of Employment Period. Notwithstanding anything contained in this Agreement to the contrary, on January 1, 2001, the provisions contained in Paragraphs 1, 2, 4 and 11 hereof shall cease to have any force or effect and shall be deleted (except for any definitions contained therein and used elsewhere in this Agreement), and Paragraph 3 hereof shall be deleted and replaced with the following new Paragraph 3:

                           "3. Termination of Mr. Heitz Without Good Cause. Mr.
                  Heitz is an "at-will" employee and his employment may be terminated at any time with or without cause and unless the employment of Mr. Heitz is terminated for Good Cause pursuant to Paragraph 3.1.a(i) hereof or by AmVestors following a Change of Control as described in Paragraph 3.1.b hereof, he will not be entitled to any compensation, payments or benefits under this Agreement."

         The remaining provisions of this Agreement shall continue for so long as Mr. Heitz continues to be an employee of AmVestors.

                  15. Tax Withholding. AmVestors shall have the right to withhold from any transfer or payment made to Mr. Heitz or to any other Person hereunder, whether such payment is to be made in cash or other property, all applicable federal, state, city or other taxes or foreign taxes as shall be required in the determination of AmVestors pursuant to any statute or governmental regulation or ruling.

                  16. Interest. AmVestors shall pay Mr. Heitz interest at a rate of ten percent (10%) per annum on any benefits payable to Mr. Heitz hereunder not paid by the date provided for herein from such date until the date of payment.

                  17. General Creditor. Nothing contained in this Agreement and no action taken pursuant to the provisions of this Agreement shall create or be construed to create a trust of any kind or a fiduciary relationship between AmVestors and Mr. Heitz or any other Person, nor shall any money or property of AmVestors be segregated for the benefit of Mr. Heitz to satisfy the obligations of AmVestors hereunder. To the extent that Mr. Heitz acquires a right to receive payments hereunder, such rights shall be no greater than the right of any general unsecured creditor of AmVestors. Except as expressly provided herein, each payment shall be made in cash from the general assets of AmVestors.

                  18. No Waiver. The failure of either party to require the performance of any term or condition of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent a subsequent enforcement of any term or condition nor be deemed to be a waiver of any subsequent breach by either party.

                  19. Employer After A Change of Control. Following a Change of Control and the acceptance by Mr. Heitz of an offer of Comparable Employment, the term



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         AmVestors shall be deemed to mean the actual employer of Mr. Heitz
         (which may be AmVestors, an affiliate thereof or some other Person involved in the Change of Control)."


         3. The Employment Agreement shall be amended by deleting the paragraph entitled "Deferred Compensation" contained in the letter to Mr. Heitz from ALH dated September 18, 1997 and inserting in lieu thereof the following paragraph:

            "Deferred Compensation:  To the extent you receive an annual incentive payout and elect to defer up to $150,000 each year pursuant to the AmerUs Group MIP Deferral Plan (the "MIP Deferral Plan"), the Company will make a 100 percent Employer Match at the end of each Restricted Period (as those terms are used in the MIP Deferral Plan) provided the terms and conditions set forth in the MIP Deferral Plan are satisfied."

         4. Except as expressly set forth in this Amendment, the execution and delivery of this Amendment by the Companies, Mr. Heitz and ALH shall not be deemed to amend or supplement the Employment Agreement and shall not be deemed a waiver of any rights or remedies thereunder, and the rights, obligations and liabilities of the Companies, Mr. Heitz and ALH under the Employment Agreement shall remain in full force and effect. Upon execution and delivery of this Amendment, references to the Employment Agreement shall be deemed to be references to the Employment Agreement as amended and supplemented by this Amendment.

         5. This Amendment may be executed in any number of counterparts, and by different parties on separate counterpart signature pages, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

         6. The invalidity of any portion of this Amendment shall not affect the validity of any other provision. If any provision of this Amendment is determined to be invalid or unenforceable, the remaining provisions of this Amendment shall not be affected thereby and shall be binding on the parties thereto, and shall be enforceable, as though said invalid or unenforceable provision were not contained herein.

         7. This Amendment shall be binding upon the parties hereto, their successors, assigns, heirs, legatees and personal representatives.

         8. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Kansas.



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         IN WITNESS WHEREOF, the parties hereof have executed this Amendment as of the 15th day of April, 1999.

                                      AMVESTORS FINANCIAL CORPORATION


                                      By  /s/ Michael M. Miller
                                         ---------------------------------------
                                          Its Executive Vice President


                                      AMERCIAN INVESTORS LIFE INSURANCE COMPANY,
                                         INC.


                                      By  /s/ Michael M. Miller
                                         ---------------------------------------
                                          Its Executive Vice President


                                      AMVESTORS INVESTMENT GROUP, INC.


                                      By  /s/ Michael M. Miller
                                         ---------------------------------------
                                          Its Executive Vice President


                                      AMERICAN INVESTORS SALES GROUP, INC.


                                      By  /s/ Michael M. Miller
                                         ---------------------------------------
                                          Its Executive Vice President



                                      /s/ Mark V. Heitz
                                      ------------------------------------------
                                      MARK V. HEITZ


                                      AMERUS LIFE HOLDINGS, INC.


                                      By /s/ Roger K. Brooks
                                        ----------------------------------------
                                         Its Chairman



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